FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: March 13, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT AMEX: GLE

March 13, 2007

GLENCAIRN REPORTS HIGH-GRADE INTERCEPTS AND
GOLD ZONE EXTENSION AT LIBERTAD MINE

Glencairn Gold Corporation is pleased to announce additional results from the Santa Maria drill program and trenching from the Mojon East Extension at its Libertad Mine. New holes from the Santa Maria Vein continue to encounter high-grade gold values. Trenching on the Mojon East Extension intercepted two parallel mineralized zones approximately 400 metres east of the current mining area.

SANTA MARIA

Hole M15 intercepted 5.7 metres true width grading 8.3 grams gold per tonne (g/t) and 12.8 g/t silver and Hole 41 intercepted 2.8 metres true width grading 8.9 g/t gold and 13.2 g/t silver. These drill results confirm the presence of two high-grade zones along the Santa Maria Vein. Holes M12, M13 and M14 (previously disclosed February 27, 2007) are located in the western high-grade zone. The new drilling intercepted the eastern high-grade zone, with the exception of Hole 37 which encountered intervening quartz stockworks between the two high-grade zones. (see Figure 1 – Santa Maria Longitudinal Section and drill results table below).

“Santa Maria is a discrete gold-quartz vein with multiple high-grade zones. What is very encouraging is the potential to extend the existing zones and to encounter additional high-grade shoots along strike,” said Michael Gareau, Vice President of Exploration. Drilling is continuing at Santa Maria to better define the limits of the known high-grade zones, to explore the open extension of the eastern zone and to look for new zones further along strike both to the east and west.

Uncut and cut assays for the mineralized intervals encountered in the drilling at Santa Maria are highlighted in the following table:

Santa Maria Drill Results

Hole #	From – To	Core Length	True Width	Gold Grade		Silver Grade
	(metres)	(metres)	(metres)	(g/t) (uncut)	(g/t) (cut(1))	(g/t) (uncut)
Previously released results
M12(2)	59.9 – 63.7	3.8	3.5	24.54	19.18	25.25
M13(2)	51.2 – 55.6	4.4	3.1	40.22	22.96	10.78
M14(2)	43.4 – 49.1	5.7	4.6	27.26	27.08	43.49
New drill results
M15(2)	107.4 – 115.8(3)	8.4	5.7	8.27	8.27	12.81
37	51.4 – 65.7	14.3	11.0	1.62	1.62	11.61
38	42.2 – 43.0	0.8		Fault Zone
39	44.0 – 48.6	4.6	3.4	7.89	6.49	1.22
	62.7 – 63.6	0.9	0.6	10.47	10.47	2.87
40	84.6 – 86.1	1.5	1.2	8.66	8.66	10.67
41	97.6 – 100.5	2.9	2.3	7.63	7.63	12.09
	108.7 – 112.6	3.9	2.8	8.86	8.86	13.28

(1) High sample assays capped at 40 g/t for massive quartz zones and 25 g/t for stockwork zones;

the cut values were established geostatistically.

(2) Holes for metallurgical test work

(3) Interval with lower core recovery (e.g. <85%)

Figure 1: Santa Maria Longitudinal View

LIBERTAD’S MOJON PIT EXTENSION

Trenching on the Mojon East Extension intercepted two parallel mineralized zones approximately 400 metres east of the current mining area.(see Figure 2 – Libertad Mine Site Plan). The fact that the two parallel trenches encountered gold mineralization supports the possibility of a significant extension of the Mojon Deposit. Trench 1 encountered 4.20 metres of horizontal width grading 4.4 g/t gold and 18.3 g/t silver. Trench 2 encountered 16.8 metres of horizontal width grading 1.98 g/t gold and 6.91 g/t silver. Trenches 1 and 2 do not overlap, hence the results represent what appear to be sub-parallel zones of mineralization. Additional trenching will continue and follow-up drilling will test the depth extent of this mineralization. Mojon has been the principal mining area over the past several years.

Figure 2: Libertad Plan View

MESTIZA UPDATE

The Mestiza Project is approximately 70 kilometres by road from the Limon Mine. The 2.4-kilometre-long, gold-bearing structure known as the Tatiana Vein is the principal target, hosting an inferred mineral resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The mineral resource is open in both directions and at depth (see Glencairn Press Release dated Sept. 6, 2006).

Drilling is on schedule to start during the second half of March. Drilling equipment has been procured for this program and will be moved to Mestiza.

“We view Mestiza as a fast-track, low-capital project, with potential of providing high-grade feed to the Limon Mill at a target rate of an additional 20,000 to 35,000 ounces a year,” said Glencairn President/CEO Peter Tagliamonte.

Sampling, Assaying and Quality Control

The core is logged, photographed and then sampled with half the core retained and stored on-site. Samples are taken as half of the sawn core that varies in size from HQ (63.5 mm) for metallurgical holes to NQ (47.6 mm) for the other drill holes. All core samples were prepared and assayed at either the Company’s Limon Mine or its Libertad Mine laboratories.

Both the Limon and Libertad mine laboratories use normal industry procedures. The entire half-core samples were crushed to pass 10-mesh-size sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with a gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. External check assays are pending and will be performed at a Canadian commercial laboratory.

Qualified Person

Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person responsible for the disclosure of the drill and trench results at Libertad and the mineral resources at the Mestiza Project, as defined by National Instrument 43-101. The drilling and trenching programs are being conducted under Mr. Gareau’s supervision. The laboratory results reported herein and the internal quality control information were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this news release.

About Glencairn Gold Corporation

Glencairn is a growing gold producer focusing its mining and exploration activities in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine and (until the end of March) the Libertad Mine, both in Nicaragua. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Christina Lalli, 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.